United States securities and exchange commission logo





                             March 17, 2021

       Richard Massey
       Chief Executive Officer
       Alight, Inc.
       1701 Village Center Circle
       Las Vegas, NV 89134

                                                        Re: Alight, Inc.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted February
16, 2021
                                                            CIK No. 0001844744

       Dear Mr. Massey:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4 submitted February 16, 2021

       Cover Page

   1. You disclose in footnote 1 to your fee table that the Class A common stock is calculated based on, among other
things, "30,000,000 shares of FTAC Class A common stock that will be issued by FTAC
pursuant to certain forward purchase agreements . . . immediately prior to the completion
of the business combination." You also disclose in footnote 2 that the calculation of
Class A shares issuable upon exercise of warrants is based on, among other things,
"10,000,000 redeemable warrants to purchase shares of FTAC Class A common stock that will
be issued pursuant to the Forward Purchase Agreements in a
                                                        private placement
immediately prior to the completion of the business combination."
                                                        Finally, we note your
disclosure on page 87 that "if the Forward Purchase Agreements or
 Richard Massey
Alight, Inc.
March 17, 2021
Page 2
         the PIPE Investment do not close, FTAC may lack sufficient funds to complete the
         Business Combination." Therefore, it appears that the forward purchase agreements have not yet closed. Please tell us on what basis you are registering these forward purchase agreement securities on this registration statement. In this regard, we also note the disclosure in your S-1 IPO that "pursuant to the forward purchase agreements, we have agreed to use our reasonable best efforts (i) to file within 30 days after the closing of the initial business combination a resale shelf registration statement with the SEC for a secondary offering of the forward purchase shares and the forward purchase warrants,"
         but it appears that you are trying to register the resale of these securities, after they are exchanged into Alight shares, on this S-4 registration statement. Summary Of The Proxy Statement/Prospectus/Consent Solicitation Statement, page 37

2. In an appropriate place in your summary, please provide a brief description of the business of Alight.
Organizational Structure, page 46

3. If possible and given the complexity of your transaction, please amend your filing to provide a post-business combination diagram on pages 46 and 105 that is easier to read. In addition, please revise this diagram or otherwise state in the Summary and throughout the filing as appropriate the percentage of voting control and economic interest that each of the identified parties will have after the transaction, and provide risk factor disclosure as appropriate.
Risk Factors
Risks Related to FTAC and the Business Combination
"The Founders, certain members of the FTAC Board and certain FTAC officers . . ..", page 79

4. Please amend your disclosure to briefly describe the " certain circumstances" under which
         FTAC's executive officers will be personally liable to ensure that the proceeds in the Trust
         Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by FTAC for services rendered or contracted for or products sold to FTAC.
"FTAC Public Stockholders may experience dilution . . .", page 84

5. You disclose that "Cannae and THL each have an approximately 29% limited partnership ownership interest in Trasimene Capital. Percentages shown do not reflect the indirect economic ownership interest of Cannae and THL in the shares of Company common stock that will be owned by Trasimene Capital." Please clarify why the percentages in the
FirstName LastNameRichard Massey
       graphic on this page do not reflect this economic ownership interest. In doing so, please
Comapany    NameAlight,
       clarify whether theInc.
                            interests shown in the table are voting, ownership,
both, or other
March interests.
       17, 2021 Page 2
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Alight, Inc.LastNameRichard Massey
Comapany
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"The exercise of FTAC's directors' and officers' discretion . . .", page 84

6. To provide context for investors for your statements regarding the waiver of certain conditions to the business combination, please briefly describe or cross reference to a description of the material terms that are subject to waiver or change by the FTAC management. Please also disclose how you will inform investors of material changes to the terms of the business combination agreement.
"The ability of FTAC Public Stockholders to exercise redemption rights . . .", page 86

7. You disclose that FTAC "structured the Business Combination based on its expectations as to the number of FTAC Public Shares that will be submitted for redemption." Please amend your disclosure to disclose the number or aggregate dollar amount of redemptions expected by FTAC to be able to consummate its business combination as currently structured.
Risks Related to the Company Following the Business Combination
"The Company will be a holding company and our only material asset . . .", page
93

8. We note your disclosure that "to the extent that the Company needs funds and Alight
         Holdings is restricted from making such distributions under applicable laws or regulations or under the terms of any financing arrangements, or Alight Holdings is otherwise unable to provide such funds, it could materially adversely affect the
Company   s liquidity and
         financial condition." Please enhance your disclosure to provide a discussion of the applicable laws and regulations and financing arrangements that could currently restrict distributions to you from Alight Holdings, and quantify the current distributions allowable under these laws, regulations, and financing arrangements, if estimable. As a related matter, in an appropriate place in your filing, please discuss in detail the relevant agreements or arrangements you will have with Alight to cause Alight to make distributions to you, the cadence of these distributions, and any other terms of these distributions material to an investors understanding of how you will receive revenue from
         Alight after the consummation of the business combination.
"The acceleration of payments under the Tax Receivable Agreement . . .", page
95

9. You disclose that "[i]n the case of certain changes of control, payments under the Tax
         Receivable Agreement will be accelerated and may significantly exceed the actual benefits the Company realizes in respect of the tax attributes subject to the Tax Receivable
         Agreement," and you "expect that the payments that we may make under the Tax
         Receivable Agreement in the event of a change of control will be substantial." Please briefly describe the "certain changes in control" that would accelerate payments under the
         Tax Receivable Agreement, and disclose the amount that would become due under the
         Tax Receivable Agreement under present circumstances, if estimable. Richard Massey
FirstName
Alight, Inc.LastNameRichard Massey
Comapany
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Consideration to be Received by the Tempo Sellers and Tempo Blocker Owners, page 106

10. To provide context for investors regarding the calculation of your Closing Cash
         Consideration, please disclose an estimate of the current Closing Cash Consideration, or tell us why you are unable to do so. Consider providing an illustrative example of a calculation of Closing Cash Consideration.
11. Please amend your disclosure to clarify how you arrived at the amount of 226,663,750, for purposes of calculating the Closing Seller Equity Consideration. Please also provide an estimate of the current Closing Seller Equity Consideration, and Redemption Offset
         Amount, or tell us why you are unable to do so. Consider providing an illustrative example of a calculation of Closing Seller Equity Consideration. Resulting Equity Ownership by the FTAC Surviving Corporation, page 108

12. Considering the complexity of your disclosures regarding the consideration to be received in the merger transactions, please include to the extent practicable a table or other graphic showing: (a) the estimated amount and type of security to be received by each shareholder group in the merger; and (b) the estimated percentage, type of ownership interest, and voting control, of each shareholder group in your transaction related to each security received as merger consideration.
Termination, page 119

13. You disclose that "if on the Termination Date, the conditions to consummate the transactions pursuant to the HSR Act or any other specified regulatory approvals have not been satisfied and . . . each of the other closing conditions have been satisfied, waived or remain capable of satisfaction of such date, then the Termination Date will be automatically extended." Please amend your disclosure to describe whether shareholders will have the opportunity to redeem their shares in connection with any extension of the
         Termination Date.
Effect of Termination, page 120

14. Please briefly describe in this section the liabilities of each party with respect to a termination that is not "proper."
Certain Agreements Related to the Business Combination
Rights of Class A Units, page 121

15. Please briefly describe the "terms and conditions of the applicable pre-Closing award agreement" upon which the Unvested Class A Units will vest. Distributions, page 122

16. Please briefly describe the circumstances under which Catch-Up Payments for Class B shareholders are payable in accordance with the Alight Holdings Operating Agreement.
 Richard Massey
FirstName
Alight, Inc.LastNameRichard Massey
Comapany
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         Please also clarify the circumstances under which holders of Class Z Units may receive certain payments due upon a Class Z-A Vesting Event, Class Z-B-1 Vesting Event or
         Class Z-B-2 Vesting Event. Please also describe the "certain payments," including estimated amounts or calculations related to those payments.
17. We note your disclosure that "[t]he Alight Holdings Operating Agreement also provides for pro rata quarterly tax distributions with respect to Class A Units, based upon an agreed-upon formula related to the holder allocated the highest amount of taxable income of Alight Holdings (based on certain assumptions) multiplied by an assumed tax rate equal to the highest effective marginal combined United States federal, state and local income tax rate prescribed for an individual (or, if greater, a corporation) resident in New York,
         New York at the time of such distribution, subject to various adjustments." Please briefly describe the "agreed upon formula," the "certain assumptions," and "various adjustments." Please also provide an illustrative example of the calculation of the pro rata quarterly tax distributions with respect to Class A Units.
Tax Receivable Agreement, page 124

18. Please amend your disclosure to describe the cadence of the payments due to equityholders under the Tax Receivable Agreement. Please also provide an estimate of the amount of payments to these equityholders, or tell us why you are unable to do so.
Background of the Business Combination, page 129

19. Throughout this section, you refer to negotiations relating to material terms of the transaction, including, among others, the consideration payable to the Tempo Sellers being subject to an adjustment for net debt at the closing; the
repayment of Alight   s
         indebtedness to not exceed a target amount at closing; the duration and parties to lock-up agreements; the forfeiture of certain shares by Founders; the proposed composition of the post-closing board of directors of the Company; the scope of the Tax Receivable
         Agreement; the size of the PIPE investment; the "structuring mechanics" of the business combination; and the issuance of certain classes of tracking securities to reallocate certain management equity awards. Please amend your disclosure to explain the reasons for such terms, each party's position on such issues, and how you reached agreement on the final terms.
20. You disclose that "Representatives of FTAC considered and reached out to several other alternative acquisition targets but decided not to pursue them." Please amend your disclosure in this section to provide a more detailed discussion of the alternative targets considered by FTAC, including how the consideration of these target businesses progressed and the reasons why these alternative targets were not ultimately pursued.
21. We note your disclosure that "Alight and FTAC determined that Credit Suisse, J.P.
         Morgan and BofA Securities should serve as placement agents in addition to their respective roles as financial advisor to Alight (in the case of Credit Suisse and J.P.
         Morgan) or FTAC (in the case of BofA Securities). FTAC and the Placement Agents
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Alight, Inc.LastNameRichard Massey
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         subsequently entered into an engagement letter on January 5, 2020 whereby the Placement
         Agents were engaged to act as placement agents in connection with the PIPE
         Investment." Please clarify when and why the company determined to pay the placement agent fee in connection with the PIPE Investment to Cannae and FNF, rather than to
         Credit Suisse, J.P. Morgan, and BofA Securities.
22. You disclose that, "[o]n January 12, 2021, a representative of Kirkland delivered to Weil a revised draft of the business combination agreement, which, among other things
         (i) revised certain organizational and structuring steps contemplated in connection . . . ."
         Please briefly describe the certain organizational and structuring steps.
23. You disclose that "[o]n January 14, 2021, a representative of Kirkland delivered to Weil an initial draft of the tax receivables agreement to be entered into connection with the closing of the Business Combination." Please briefly describe the terms of the initial draft of the tax receivables agreement, focusing on terms that differed from the terms upon which the parties ultimately agreed.
24. Please briefly describe the material terms of the disclosure schedules negotiated on
         January 16, 2021.
25. Please briefly describe and define the "most favored nation" provisions related to any changes to the lock-up restrictions or vesting or forfeiture terms of the Company Class B common stock or Class B Units.
The FTAC Board's Reasons for the Approval of the Business Combination Commitment of Alight's Owners, page 137

26. In an appropriate place in your filing, please identify and define the ADIA Investors, including their ownership interest in the pre- and post-business combination companies.
Corporate Opportunity Waiver/Non-Exclusivity, page 139

27. Please amend your filing to include risk factor disclosure related to the waiver of corporate opportunities that will be contained in your charter. Material U.S. Federal Income Tax Considerations, page 145

28. We note your disclosure in this section and throughout the filing regarding the tax consequences of the transaction, as well as that you plan to file a tax opinion in connection with the filing. Please refer to Section III of Staff Legal Bulletin No. 19, as it appears that the current disclosure is not appropriate. In this regard, we note statements that certain tax consequences "should," are "intended" to, are "expected" to, or may "generally" occur.
Anticipated Accounting Treatment, page 151

29. Please provide us with a detailed analysis supporting your conclusion that you are the accounting acquirer in the business combination with Tempo Holdings. Richard Massey
Alight, Inc.
March 17, 2021
Page 7
Proposal No. 2   The FTAC Charter Amendment Proposal, page 153

30. We note that the FTAC Charter Amendment Proposal includes amendments to increase in the number of authorized shares of FTAC common stock, create a new class of common stock, and remove certain class voting rights of the holders of FTAC Class B common stock. Please unbundle these proposals to allow shareholders to vote separately on material matters. Alternatively, provide us with your analysis as to why you are not required to unbundle these proposals. Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as Question 201.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and
         Disclosure Interpretations.
Class B Common Stock, page 203

31. We note your disclosure that Class B and Class Z common stock are not entitled to any voting rights with respect to such shares, except as required by applicable law. Please amend your disclosure to describe the circumstances under which holders of Class B and
         Class Z common stock would have voting rights.
Exclusive Forum, page 216

32. Please amend your "Risk Factors" disclosure to include a risk factor related to the exclusive forum provision that will be included in your charter. Information About Alight, page 235

33. Please disclose the measures by which Alight is: a "leading" cloud-based provider of integrated digital human capital and business solutions; "the largest" provider of health technology and administration solutions; "the #1" independent 401(k) record keeper; "a leading" provider of pension administration and financial well-being solutions; and "a leading" provider of cloud advisory, deployment and application management services for cloud human capital management.
34. You disclose that "[we] have a robust product roadmap to enhance capabilities that drive our BPaaS offerings and expect BPaaS to be around 50% of total revenue in the long term." For context, please disclose the percentage of total revenue attributable to BPaaS offerings for the periods presented in your filing.
35.      Please briefly describe how you calculate revenue retention.
Industry Overview, page 236
FirstName LastNameRichard Massey
36. Please provide sources for your statements about key trends discussed in the bulleted list
Comapany   NameAlight,
       on pages 236-237,Inc.
                           or amend your disclosure to describe these trends as
management's
March opinions
       17, 2021 or beliefs.
                Page  7
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March       NameAlight, Inc.
       17, 2021
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What Sets Us Apart
4. Deep Domain Expertise and Innovative Value-Based Go-To-Market Strategy, page 238

37. Please define "win rate" and "renewal rate," and describe how increasing the same drives your value proposition.
Our Growth Strategies, page 239

38. Please amend your disclosure to clarify why "BPaaS capabilities will drive a revenue mix shift from lower growth to higher growth revenue streams to support [y]our revenue projections."
Our Solutions
Hosted Business, page 241

39. We note your disclosure that "while we will continue to perform our existing Hosted
         Business agreements, we do not intend to renew such agreements or enter into any new
         Hosted Business agreements," and that you expect these agreements to expire in 2023. To provide context for investors regarding the contribution of those agreements to your business, please disclose the percentage of your revenue attributable to Hosted Business agreements, if material.
Employees and Culture, page 244

40. Please amend your disclosure to provide a more detailed discussion of your human capital resources, including any human capital measures or objectives upon which you focus in managing your business. For example, describe any measures or objectives that address the development, attraction, and retention of personnel. See Item 101(c)(2)(ii) of
         Regulation S-K.
Licensing and Regulation
Investment Advisers and Broker Dealers, page 244

41. We note your disclosure that "a third party attempting to acquire us or a substantial position in our Class A common stock may be delayed or ultimately prevented from doing so by change in ownership or control regulations to which AFS is
subject. FINRA   s
         NASD Rule 1017 generally provides that FINRA approval must be obtained in connection with any transaction resulting in a single person or entity owning, directly or indirectly,
         25% or more of a member firm   s equity and would include a change in
control of a parent
         company." Please add risk factor disclosure related to this FINRA approval.
 Richard Massey
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March       NameAlight, Inc.
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Management   s Discussion and Analysis of Financial Condition and Results of
Operations of
Alight
Results of Operations for The Year Ended December 31, 2019 Compared to The Year Ended
December 31, 2018, page 251

42. Where changes in various line items are due to more than one factor, for example,
         Employer Solutions revenue or selling, general, and administrative expenses, please revise you disclosure to separately quantify each material factor affecting each line item.
Tempo Holding Company, LLC
Notes to the Consolidated Financial Statements
3. Revenue from Contracts with Customers, page F-59

43. Please enhance your revenue disclosure to distinguish between project and recurring revenues.
       You may contact Scott Stringer at (202) 551-3272 or Joel Parker at (202) 551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Sachin Kohli